Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kindred Healthcare, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 333-173050

Contact:	Richard A. Lechleiter	Contact:	Jay W. Shreiner
	Executive Vice President and		Executive Vice President and
	Chief Financial Officer		Chief Financial Officer
	(502) 596-7734		(314) 659-2189

KINDRED HEALTHCARE ANNOUNCES RECEIPT OF ALL REQUIRED

REGULATORY APPROVALS TO PROCEED WITH ACQUISITION OF REHABCARE GROUP

LOUISVILLE, Ky. and ST. LOUIS, Mo. (May 13, 2011) – Kindred Healthcare, Inc. (“Kindred”) (NYSE:KND) and RehabCare Group, Inc. (“RehabCare”) (NYSE:RHB) today jointly announced that they have received all required regulatory approvals for Kindred’s previously announced acquisition of RehabCare.

On February 8, 2011, Kindred and RehabCare announced that Kindred had agreed to acquire RehabCare pursuant to which each holder of RehabCare common stock will receive $26.00 per share in cash and 0.471 of a share of Kindred common stock. The transaction is expected to close by June 30, 2011. The acquisition is subject to certain conditions, including approvals by the stockholders of both companies and consummation of financing in accordance with the terms of commitment letters obtained by Kindred.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-200 private employer in the United States, is a healthcare services company based in Louisville, Kentucky with annual revenues of over $4.3 billion and approximately 56,700 employees in 40 states. At March 31, 2011, Kindred through its subsidiaries provided healthcare services in 706 locations, including 89 long-term acute care hospitals, 224 nursing and rehabilitation centers and a contract rehabilitation services business, Peoplefirst rehabilitation services, which served 393 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies for three years in a row, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.

About RehabCare Group

Established in 1982 and headquartered in St. Louis, MO, RehabCare (www.rehabcare.com) is a leading provider of post-acute care, owning and operating 35 long-term acute care and rehabilitation hospitals and providing program management services in partnership with over 1,300 hospitals and skilled nursing facilities in 42 states and Puerto Rico. RehabCare is included in the Russell 2000 and Standard and Poor’s Small Cap 600 Indices.

Additional Information About this Transaction

In connection with the pending transaction with RehabCare, Kindred has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on April 26, 2011. Kindred and RehabCare mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about April 28, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy

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680 South Fourth Street       Louisville, Kentucky 40202

502.596.7300       www.kindredhealthcare.com

Kindred Healthcare Announces Receipt of All Required Regulatory Approvals to Proceed with

Acquisition of RehabCare Group

May 13, 2011

statement/prospectus and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings.”

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in the joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its amended Form 10-K filed with the SEC on April 28, 2011. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

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